NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andy Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

March 18, 2022

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Office of Real Estate & Construction

RE:	Aura Fat Projects Acquisition Corp Draft Registration Statement on Form S-1 Filed January 28, 2022 CIK No. 001901886

Ladies and Gentlemen:

On behalf of Aura Fat Projects Acquisition Corp, a Cayman Islands exempted company (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated February 23, 2022 with respect to the Company’s Registration Statement (“Registration Statement”). This letter is being submitted together with the Registration Statement, which has been revised to address other changes. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and is followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

March 18, 2022

DRS

Summary, page 1

1.	Please describe any potential conflicts of interest that may arise in determining whether to pursue a business combination transaction, including conflicts with Fat Projects Acquisition Corp.

Response: We have added language on pages 3, 54, 65, 90, 124 and 12 regarding the potential conflict. The two SPACs maintain a slightly different focus, and any target will be presented to the one that fits better. However, to the extent a potential target could be selected by either one, the management team will present the target to both companies, and the independent directors will decide if the related SPAC will pursue the transaction. Obviously, this could result in both companies pursuing the same target.

2.	On page 23, please clarify whether public shareholders may elect to redeem their public shares if they abstain from voting on the business combination.

Response: We have added language to state that the shareholders can redeem if they abstain from voting.

Signatures, page II-5

3.	Please add the signatures of at least a majority of the board of directors. Also add the signature of your authorized representative in the United States. See Instruction 1 to Signatures in Form S-1.

Response: We have clarified the language to indicate that the directors are nominees and will join upon the board upon completion of the offering. We have filed consents to be named for each nominee.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

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Aura Fat Projects Acquisition Corp

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